Kane Kessler, P. C.
1350 Avenue of the Americas
New York, New York 10019-4896

(212) 519-5101
jtullman@kanekessler.com

March 6, 2009

Via Edgar and Facsimile

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Attn:	Song P. Brandon, Esq. Attorney-Advisor Office of Mergers and Acquisitions

Re:	Federal Signal Corporation DFAN14A filed by Warren B. Kanders on January 26, 2009 and DFAN14A filed by Warren B. Kanders on February 3, 2009 File No. 1-06003

Gentlemen:

Reference is made to (a) the Staff’s letter from Song P. Brandon, Esq. to Warren B. Kanders  dated February 3, 2009  regarding a DFAN14A filing made by Mr. Kanders on January 26, 2009 in connection with Federal Signal Corporation (the “Company”) (“Staff’s February 3, 2009 Letter”), and (b) the Staff’s letter from Song P. Brandon, Esq. to Warren B. Kanders  dated February 19, 2009  regarding a DFAN14A filing made by Mr. Kanders on February 3, 2009 in connection with the Company (“Staff’s February 19, 2009 Letter”) .

A.      The following sets forth our responses to the two comments made in Staff’s February 3, 2009 Letter:

Comment 1.

Rule 14a-12(a)(1)(i) requires a party engaging in a solicitation before filing a proxy statement that meets the requirements of Rule 14a-3(a) to identify the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A) and include a description of each participant’s interest in the solicitation, whether through share ownership or otherwise.  Alternatively, the party may include a prominent legend in the soliciting materials advising where shareholder may access this participant information.  The participant information must be available to shareholders when the written soliciting material is used; therefore, the legend may not refer to information that will appear in some future filing, such as the proxy statement to be filed by the soliciting party.  While you have identified the participants in the solicitation under “Certain Information Concerning Participants,” it is not clear that you have described each individual’s interest in the solicitation.  Simply disclosing the number of shares each participant holds may not satisfy the obligation to describe any indirect interests or interest arising outside of such share ownership.  In this regard, we note from an exhibit to a Schedule 13D amendment you filed on September 24, 2008 that you were rejected for a position as CEO of Federal Signal.  Please revise to disclose the history of your efforts to obtain a position with the Company, and any other interests associated with this solicitation, including those of any other participants.

We believe that the current disclosure with respect to the interests in the Company of the participants in the solicitation, i.e., the individuals which Mr. Kanders intends to nominate as directors, is appropriate as originally drafted.

Other than their respective interests as shareholders of the Company, Messrs. Kanders, Gerbsman and Sokolow do not have any other direct or indirect interests in the Company at this time.

As to the requested disclosure of the history of Mr. Kanders’ efforts to obtain the CEO position with the Company,  Mr. Kanders was advised by the Company on June 26, 2008 that he was no longer a candidate for the CEO position, and on September 15, 2008, the Company’s Board announced the appointment of its new CEO. Given this chronology, Mr. Kanders did not have an interest in the Company’s CEO position at the time of the DFAN14A filing of Mr. Kanders on January 26, 2009, nor is he currently pursuing such interest.  Nevertheless, in order to address the Staff’s concerns,  we propose to revise the “Certain Information Concerning Participants” paragraph in future Rule 14a-12 filings to add the following supplemental disclosure language:   “In April 2008, Mr. Kanders wrote to the Board of the Company submitting his candidacy for the Company's then vacant Chief Executive Officer (“CEO”) position. Between May and June 2008, Mr. Kanders met with the members of Company's Search Committee and other representatives in furtherance of his candidacy for the Company’s CEO position.  By letter dated  June 26, 2008, the Company notified Mr. Kanders that he was no longer a candidate for the CEO position, and on September 15, 2008, the Board announced the appointment of its new CEO.”

Comment 2.

Item 4 of Schedule 13D requires the filer to disclose any intentions with respect to a number of extraordinary corporate transactions.  Pursuant to Item 4(d), the filer must describe any plans or proposals which relate to any change in the board of directors of the company for which share ownership is being reported.  However, we are unable to locate disclosure concerning your intent to seek board representation in any of your Schedule 13D filings.  The most recent amendment, filed on September 24, 2008, contains no such disclosure.  Please file an amended Schedule 13D promptly, or explain why you do not believe amended disclosure is required.

For the reasons set forth below, we do not believe that an amended Schedule 13D filing is required. Mr. Kanders originally filed a Schedule 13D with the SEC with respect to his holdings of the Company’s common stock on June 30, 2008, which filing was subsequently amended by Amendment Number 1, filed July 11, 2008, Amendment Number 2, filed July 17, 2008 and Amendment Number 3, filed September 24, 2008.  In Section 5 of Amendment Number 3, Mr. Kanders disclosed that he has ceased to be the beneficial owner of more than five percent of the Company’s common stock on September 19, 2008 (and thus was no longer subject to the Schedule 13D filing requirements).

Item 4 of each of the Schedule 13D filings accurately described the then current plans or proposals of Mr. Kanders in connection with the matters referred to in paragraphs (a) through (j) of Item 4. There was no disclosure of any plans to seek board representation at that time since at the times of the filing of the original Schedule 13D and each of the amendments thereto, Mr. Kanders had no intention to seek board representation.   Mr. Kanders’ decision to seek representation on the Company’s Board was made in early 2009, when Mr. Kanders determined that the Board had failed to develop a new cohesive strategic vision for the Company and after the Company’s new CEO had failed to reach out to Mr. Kanders to address the Company’s strategic direction.  This decision was reached significantly after Mr. Kanders’ reporting obligations under Schedule 13D had ceased. Therefore, we believe that amended Schedule 13D disclosure is neither required nor appropriate.

B.    The following sets forth our responses to the two comments made in the Staff’s February 19, 2009 Letter:

1.
See comment 1 from our prior letter dated February 3, 2009.  That comment also applies to this soliciting material.  In that comment, we generally referred to you Rule 14a-12(a)(1)(i), and we indicated that it was unclear whether under the section entitled “Certain Information Concerning Participants,” whether you had described each individual’s interest in the solicitation.  We also stated that merely disclosing the number of shares each participant holds may not satisfy the obligation to describe any indirect interests or interests arising outside of such share ownership.  We also noted from an exhibit to a Schedule 13D amendment you filed on September 24, 2008 that you were rejected for a position as CEO of Federal Signal.  To that end, in future filings, revise to disclose the history of your efforts to obtain a position with the Company, and any other interests associated with this solicitation, including those of any other participants.

Please see response set forth above regarding Comment 1 of the Staff’s February 3, 2009 Letter, which is equally applicable here.

2.
In future filings, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Support for opinions or beliefs must be self-evident, disclosed in the proxy statement or provided to the staff.  Further, you must refrain from making any insupportable statements.  We cite the following statement that requires support and characterization as your opinion:

“The current Board of Federal Signals, some of whom have been members of the Board for over ten years, has presided over continual missteps in strategy and execution and failed to be accountable to the Company’s real owners, its shareholders.”

In future filings, Mr. Kanders will endeavor to characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.

C.   In accordance with the requirements of the Staff’s comments letters, Mr. Kanders hereby acknowledges that:

•	Mr. Kanders is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filings; and
•	Mr. Kanders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above discussion adequately responds to the questions raised.  Thank you for your attention to these matters.

Very truly yours, /s/ Jeffrey S. Tullman Jeffrey S. Tullman

cc:	Warren B. Kanders